NOVAVAX, INC.

20 Firstfield Road

Gaithersburg, MD 20878

January 18, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Irene Paik

Re:	Novavax, Inc.

Registration Statement on Form S-3 (File No. 333-215389)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Novavax, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-215389) (the “Registration Statement”), so that it will be declared effective at 4:00 p.m. Eastern Time on January 19, 2017, or as soon as possible thereafter. The Company hereby authorizes Paul Kinsella and John Donnelly of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform John Donnelly of Ropes & Gray LLP, counsel to the Company, at (617) 235-4773.

Very truly yours,

NOVAVAX, INC.

By:	/s/ John Herrmann
John Herrmann
Corporate Secretary